Exhibit 12

The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

Info@StilwellGroup.com

August 22, 2017

Dear Fellow Stockholder,

I am writing to reiterate our belief that now is the time for Wayne Savings (WAYN) to merge with a larger community bank in what appears to be an exceptional market for selling the Company at a good price. Today’s merger market is the best we’ve seen in the past decade.

Apparently, there are many institutions interested in acquiring WAYN. In fact, one community bank CEO told us he placed two calls to discuss an offer price, and no one from WAYN even called him back!!

With this much interest, WAYN should not delay. It’s time for the Board to decide on the right merger partner and maximize stockholder value through a sale of the Company.

Earlier this year, we ran a proxy campaign and lost by 1.5% of the votes.1 Although we lost that election, we intend to nominate in 2018 – and win – unless WAYN has announced its sale.

Thank you,

Megan Parisi

(917) 881-8076

mparisi@stilwellgroup.com

[1]	Based on the 2017 annual meeting voting results reported in WAYN’s Form 8-K filed with the SEC on June 2, 2017.